UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRESS RELEASE

Formula Systems Reports First Quarter Results for 2016 According to International Financial Reporting Standards

Or Yehuda, Israel, June 22, 2016 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged primarily, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software, today announced its results for the first quarter of 2016 in accordance with International Financial Reporting Standards (IFRS).

In accordance with Formula’s May 2016 announcement that it will report its financial results under IFRS as of January 1, 2016 (date of adoption), the company’s Consolidated Statements of Financial Position and Consolidated Statements of Profit or Loss for the first quarter ended March 31, 2016 and the comparative periods of 2015 are also reported under IFRS. Up until the most recent reporting period, Formula’s reporting was based on US GAAP.

The main difference between IFRS and US GAAP reporting, as it applies to the Company, relates to the consolidation of the results of operations of subsidiaries. Under US GAAP, companies are evaluated for consolidation purposes based on voting interests, to determine whether the reporting entity controls and therefore consolidates them. Under US GAAP, the majority voting interest holder of a company (i.e., ownership of more than 50% of the outstanding voting shares of an entity) consolidates that company. Upon transitioning to reporting based on IFRS, the Company consolidated the results of operations of Sapiens International Corporation N.V. and Magic Software Enterprises Ltd. over which it has effective control (“de facto control”), as required under IFRS. “De facto control” exists when the Company’s rights in such entities are sufficient to give it power to have the practical ability to direct the relevant activities of such entities even where it does not have more than 50% of the voting power therein. The Company believes that consolidating the results of operations of entities over which it has “de facto control” provides more consistency in accounting treatment and financial reporting over future periods, whether or not the Company's interest in these entities exceeds 50% (but provided that, and for as long as, it has “de facto control” over such entities). The concept of “de facto control” does not exist under US GAAP. The Company believes that this change provides shareholders with information that better reflects the Company's operations through the subsidiaries that it effectively controls.

Financial Highlights for the First Quarter of 2016 (in accordance with IFRS)

•	Consolidated revenues for the first quarter ended March 31, 2016, increased 11% to $262.2 million, compared to $237.1 million in the same period last year.

•	Consolidated operating income for the first quarter ended March 31, 2016, increased 7% to $21.5 million, compared to $20.2 million in the same period last year.

•	Consolidated net income for the first quarter ended March 31, 2016, was $4.0 million, or $0.27 per fully diluted share, compared to $6.5 million, or $0.44 per fully diluted share, in the same period last year. Net income was negatively impacted by increased tax expenses recorded in Magic Software and in Sapiens and the appreciation of Formula's debentures nominated in New Israel Shekels as a result of exchange rate fluctuations.

•	As of March 31, 2016, Formula held 50.0%, 49.0% and 47.3% of the outstanding ordinary shares of Matrix, Sapiens and Magic, respectively.

•	Consolidated cash and short-term and long-term investments in marketable securities totaled approximately $325.1 million as of March 31, 2016.

•	Total consolidated equity as of March 31, 2016, was $717.1 million (representing 58% of the total balance sheet).

•	As of March 31, 2016, Formula was in compliance with all of its financial covenants.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report another quarter of excellent results across our entire portfolio. Sapiens' revenues grew by 20.9% to $49.6 million for the first quarter. In addition, Sapiens launched several products including its new advanced analytics solution, Sapiens INTELLIGENCE, thereby continuing to expand its revenue base and enhance its competitive position. Matrix reported a tremendous first quarter, improving both its top and bottom line. Matrix’s growth is a direct result of having strategically identified future growth engines and executing its growth plan by investing in its offerings and infrastructure to target these high growth segments. Magic reported another quarter with double-digit revenue growth year over year while maintaining operational profitability at a solid 15%. Magic continues to invest in its products, receiving very positive customer feedback and strong uptake for its solutions, including its professional services for cloud and mobility solutions. We are looking forward to adding the results of our 50% stake in TSG – formerly a subsidiary and the military arm of Ness Technologies, which we acquired in equal parts with Israel Aerospace Industries (IAI) during May 2016. Engaged in the fields of command and control systems, intelligence, homeland security and cyber security, TSG adds a valuable fourth leg to our portfolio.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2016	2015
	Unaudited
Revenues	262,170	237,060
Cost of revenues	201,397	181,214

Gross profit	60,773	55,846
Research and development costs, net	4,516	3,825
Selling, marketing, general and administrative expenses	34,709	31,807

Operating income	21,548	20,214

Financial expenses, net	(3,846)	(1,926)

Income before taxes on income	17,702	18,288
Taxes on income	5,437	3,653

Income after taxes	12,265	14,635
Equity in gains of affiliated companies, net	-	5

Net income	12,265	14,640
Change in redeemable non-controlling interests	315	259
Net income attributable to non-controlling interests	7,908	7,886

Net income attributable to Formula's shareholders	4,042	6,495

Basic Earnings per share	0.28	0.46
Diluted Earnings per share	0.27	0.44

Number of shares used in computing earnings per share (basic)	14,177,747	14,017,356
Number of shares used in computing earnings per share (diluted)	15,479,736	14,603,859

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	255,293	249,141
Marketable securities	49,996	31,605
Short-term deposits	3,264	2,688
Trade receivables	250,562	257,631
Other accounts receivable and prepaid expenses	51,756	43,112
Inventories	4,664	4,807
Total current assets	615,535	588,984

LONG-TERM INVESTMENTS:
Marketable securities	16,542	30,875
Deferred Taxes LT	16,171	16,347
Prepaid expenses and other assets LT	12,838	11,506
Total long-Term Investments	45,551	58,728

PROPERTY, PLANTS AND EQUIPMENT, NET	23,729	22,003

NET INTANGIBLE ASSETS AND GOODWILL	560,540	545,677

TOTAL ASSETS	1,245,355	1,215,392

CURRENT LIABILITIES:
Liabilities to banks and others financial institutions	71,636	59,082
Debentures	410	213
Trade payables	67,029	68,051
Deferred revenues	51,903	39,694
Employees and payroll accrual	80,034	76,653
Other accounts payable	36,802	41,672
Dividend payable	4,997	4
Liability in respect of business combinations ST	4,768	2,866
Redeemable non-controlling interest	4,668	4,673
Total current liabilities	322,247	292,908

LONG-TERM LIABILITIES:
Liabilities to banks and others financial institutions	89,544	103,808
Other long term liabilities	8,440	7,811
Debentures	58,359	57,128
Deferred taxes Liability LT	22,924	22,667
Customer advances	5,640	4,396
Liability in respect of business combinations	4,394	3,434
Liabilities in respect of capital lease	272	494
Accrued severance pay, net	3,829	3,389
Redeemable non-controlling interest	12,615	9,513
Total long-term liabilities	206,017	212,640

EQUITY
Total equity attributable to Formula system (1985) shareholders' equity	335,512	331,738
Non-controlling interests	381,579	378,106
Total equity	717,091	709,844

TOTAL LIABILITIES AND EQUITY	1,245,355	1,215,392

FORMULA SYSTEMS (1985) LTD.

STANDALONE FINANCIAL DATA HIGHLIGHTS

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
	(Unaudited)

Debentures	58,770	57,341

Other financial liabilities	46,894	52,623

Formula shareholders' equity	335,512	331,738

Cash, cash equivalents and short term marketable securities	66,076	78,436

Fair market value of equity holdings in publicly traded subsidiaries	617,689	532,697

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME - RECONCILIATION OF US GAAP TO IFRS

U.S. dollars in thousands (except per share data)

	Year ended December 31, 2015
	US GAAP	Impact of transition to IFRS	IFRS
	(Unaudited)

Revenues	750,555	222,639	973,194
Cost of revenues	601,749	139,521	741,270
		0
Gross profit	148,806	83,118	231,924
Research and development costs, net	7,488	7,635	15,123
Selling, marketing, general and administrative expenses	94,722	46,221	140,943
Other income (expenses), net	(2)	10	8
Operating income	46,594	29,272	75,866
		0
Financial expenses, net	(8,254)	(549)	(8,803)
		0
Income before taxes on income	38,340	28,723	67,063
Taxes on income	10,988	4,996	15,984
		-
Income after taxes	27,352	23,727	51,079
Equity in gains (losses) of affiliated companies, net	65,096	(65,091)	5
		0
Net income	92,448	(41,364)	51,084
Change in redeemable non-controlling interests	255	609	864
Net income attributable to non-controlling interests	18,488	11,801	30,289
		0
Net income attributable to Formula's shareholders system (1985) Shareholders	73,705	(53,774)	19,931

Basic Earnings per share	5.24	(3.83)	1.41
Diluted Earnings per share	5.00	(3.66)	1.34

Number of shares used in computing earnings per share (basic)	14,070,924	-	14,070,924
Number of shares used in computing earnings per share (diluted)	14,744,027	(102,867)	14,641,160

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS - RECONCILIATION OF US GAAP TO IFRS

U.S. dollars in thousands

	January 1, 2015			December 31, 2015
	US GAAP	Impact of transition to IFRS	IFRS	US GAAP	Impact of transition to IFRS	IFRS
	(Unaudited)			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	107,416	72,515	179,931	132,603	116,538	249,141
Marketable securities	15,784	11,915	27,699	11,011	20,594	31,605
Short-term deposits	6,454	-	6,454	11	2,677	2,688
Trade receivables	195,287	40,365	235,652	176,665	80,966	257,631
Other accounts receivable and prepaid expenses	31,297	3,173	34,470	32,584	10,528	43,112
Inventories	2,259	178	2,437	4,610	197	4,807
Total current assets	358,497	128,146	486,643	357,484	231,500	588,984

LONG-TERM INVESTMENTS:
Marketable securities	33,748	-	33,748	-	30,875	30,875
Deferred Taxes LT	17,901	(1,918)	15,983	13,164	3,183	16,347
Investments in affiliated companies	169,143	(168,615)	528	451,433	(451,433)	-
Prepaid expenses and other accounts receivable LT	10,287	2,376	12,663	8,945	2,561	11,506
Total long-Term Investments	231,079	(168,157)	62,922	473,542	(414,814)	58,728

SEVERANCE PAY FUND	65,322	(65,322)	-	54,631	(54,631)	-

PROPERTY, AND EQUIPMENT, NET	20,126	1,985	22,111	14,199	7,804	22,003

NET INTANGIBLE ASSETS AND GOODWILL	450,100	84,119	534,219	167,093	378,584	545,677

TOTAL ASSETS	1,125,124	(19,229)	1,105,895	1,066,949	148,443	1,215,392

CURRENT LIABILITIES:
Liabilities to banks and others financial institutions	43,190	2,853	46,043	59,069	13	59,082
Debentures	-	-	-	213	-	213
Trade payables	52,693	3,887	56,580	58,105	9,946	68,051
Deferred revenues	34,556	3,430	37,986	25,335	14,359	39,694
Employees and payroll accrual	63,172	7,284	70,456	51,390	25,263	76,653
Other accounts payable	23,325	10,214	33,539	16,502	25,170	41,672
Dividend payable	7,876	-	7,876	4	-	4
Liability in respect of business combinations ST	1,782	420	2,202	1,193	1,673	2,866
Redeemable non-controlling interest	-	4,266	4,266	-	4,673	4,673
Total current liabilities	226,594	32,354	258,948	211,811	81,097	292,908

LONG-TERM LIABILITIES:
Liabilities to banks and others financial institutions	108,203	490	108,693	102,845	963	103,808
Other long term liabilities	6,204	(3,932)	2,272	-	7,811	7,811
Debentures, net of current maturities	-	-	-	58,284	(1,156)	57,128
Deferred taxes LT	32,605	(10,196)	22,409	67,010	(44,343)	22,667
Customer advances	4,838	-	4,838	4,396	-	4,396
Liability in respect of business combinations	825	798	1,623	2,405	1,029	3,434
Liabilities in respect of capital lease	903	-	903	494	-	494
Accrued severance pay, net	77,975	(74,898)	3,077	67,409	(64,020)	3,389
Redeemable non-controlling interest	-	6,519	6,519	-	9,513	9,513
Total long-term liabilities	231,553	(81,219)	150,334	302,843	(90,203)	212,640

REDEEMABLE NON-CONTROLING INTEREST	10,313	(10,313)	-	10,029	(10,029)	-

EQUITY
Total equity attributable to Formula system (1985) shareholders' equity	389,708	(63,184)	326,524	451,557	(119,819)	331,738
Non-controlling interests	266,956	103,133	370,089	90,709	287,397	378,106
Total equity	656,664	39,949	696,613	542,266	167,578	709,844

TOTAL LIABILITIES AND EQUITY	1,125,124	(19,229)	1,105,895	1,066,949	148,443	1,215,392

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: June 22, 2016	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer